Filed by Towers Watson & Co.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a transcript of a pre-recorded video message from the Chief Executive Officers of Towers Watson & Co. (“Towers Watson”) and Willis Group Holdings plc (“Willis”) regarding the proposed merger of Towers Watson and Willis.  Towers Watson has made the video message available to its employees on the Towers Watson intranet.

Transcript of CEO Video Message

Important Information About the Transaction and Where to Find It

This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Willis plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction. Willis and Towers Watson plan to file with the SEC and mail to their respective shareholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Willis, Towers Watson, the transaction and related matters. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus and other related documents carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other related documents filed with the SEC by Willis and Towers Watson through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Willis or Towers Watson at the following:

WILLIS	TOWERS WATSON
200 Liberty Street, 7th Floor New York, NY 10281-1003	901 N. Glebe Road Arlington, VA 22203
Attention: Investor Relations	Attention: Investor Relations
212-915-8084	703-258-8000
investor.relations@willis.com	investor.relations@towerswatson.com

Participants in the Solicitation

Willis and Towers Watson, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the directors and executive officers of Willis, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Willis’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on April 17, 2015, which are filed with the SEC. Information regarding Towers Watson’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Towers Watson’s Form 10-K for the year ended June 30, 2014 and its proxy statement filed on October 3, 2014, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus.

[SUPER: Creating a Leading Global Advisory, Broking and Solutions Provider]

Dominic: We’re here to talk about an incredible opportunity.  I mean, to bring these two great companies together, both of which have extraordinary histories, fantastic client-bases, great people, and to bring them together to serve our clients even better and to create more opportunity for all our people. It’s a great story.

John: I think it is. And I think the thing that’s so exciting about this is we have two organisations that both have bright futures if they were on their own. But what we can see is that the future together, I think, is going to be even better.

Dominic: When we first started having the conversations, we talked about what are the commonalities. And we came up with this framework of what we’re basically in is advisory work, broking, and delivering solutions. Both organisations said ‘yes, that’s what we do!’.

John: This is a perfect natural fit. In fact, one of the things I like most about this is when we go out to talk to all of our stakeholders, whether it’s our clients, whether it’s our shareholders, whether it’s employees, we can talk about the benefits this creates for all of them. And especially for our employees. What we’re offering them is career opportunities, to work in different areas and exciting areas, to expand their knowledge base and to be able to serve their clients better.

Dominic: Willis was an institution which was accelerating on a path to becoming, you know, the analytical broker, the global analytical broker. This accelerates it even faster.

John: And in the spirit of partnership, this is really something we talk a lot about merger of equals. This is exactly what we’re trying to achieve here. This is something where each of us are making some different but equal contributions to the whole partnership.

Dominic: I think one of the interesting conversations we had early on was about our values. So we looked at each firm’s value set and when we looked at the Towers Watson set, we found incredible overlap, I mean almost mirror image. We do also appreciate that there will be cultural differences, of course there are, people who’ve grown up in an actuarial background, versus people who’ve grown up in a speciality brokering background, have different cultural backgrounds. But the values are the same. The values are what unite the companies.

John: And I think this is something that is going to resonate with both all the people on both sides and then also with our clients.

Dominic: We’re both talent organisations. Neither of us have huge factories, or other assets, we have our people, and the need to develop and nurture our people, and give them great career opportunities, was exactly a mirror image.

John: And this is what an exciting time to be working at either Towers Watson or at Willis, because whatever the career opportunities that you had before, that the career opportunities that you’ll be facing in the future will be even greater, they’ll be more varied and I think they’ll be richer. And I think one of the things we also committed to is to say we’re going to put together a top notch integration team, with some top notch advisors, with some top people from each side.

Dominic: So one of the issues of course, will be, continuous communication. And we can assure everybody that we will be regularly in touch with what’s happening, what progress has been made, what milestones have been reached and what to expect when — in the coming weeks and months. The transparency around the process and progress will be very important and we are committed to it.

John: I’ve been with Towers Watson or one of its predecessor companies for over 38 years now. I’ve had a terrific career, I’ve looked at a lot of different opportunities, and I have to say I’m more excited about what we’re doing today than I’ve been at any other time in my career.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them.  To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Towers Watson accept responsibility for the information contained in this document relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them.  To the best of the knowledge and belief of the directors of Towers Watson (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward Looking Statements

This document contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Willis or Towers Watson management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected.  Willis and Towers Watson undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transaction on the proposed terms and schedule; the ability of Willis and Towers Watson to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition that Willis and Towers Watson face; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Willis’s and Towers Watson’s Form 10-K and other filings with the Securities and Exchange Commission.